On April 10, 2001 American Access Technologies, Inc. issued the following press release jointly with Dataworld Solutions, Inc.:

                              Filed by American Access Technologies, Inc.
                                Pursuant to Rule 425 under the Securities
                                Act of 1933

                               Subject Company: DataWorld Solutions, Inc.
                                                          File No. 1-9263



AMERICAN ACCESS TECHNOLOGIES, INC. AND DATAWORLD SOLUTIONS, INC. AGREE TO MERGE




LAKE MARY, FL and FARMINGDALE, NY - April 10, 2001- American Access Technologies, Inc. (NASDAQ: AATK) and Dataworld Solutions, Inc. (OTCBB: DWLD) today announced that they have signed a definitive agreement to merge. In the merger, Dataworld shareholders will receive 1 share of American Access common stock for each 4 shares of Dataworld common stock. The closing is subject to approval of the shareholders of both American Access and Dataworld and other customary conditions.

The headquarters of the company following the merger will be at Dataworld's executive offices in Farmingdale, New York. The Company will retain manufacturing facilities in Keystone Heights, Florida, Long Island, New York and San Jose, California and sales offices in Florida, New York, Massachusetts and California. It is anticipated that no significant changes will occur in management or in the number of employees.

In announcing the merger, John Presley, President of American Access, stated, "We believe that this merger will have substantial benefits to the shareholders, customers and employees of both American Access and Dataworld. Dan McPhee's record at Dataworld, as well as manufacturing and marketing synergies we anticipate through this transaction, bring us confidence for the future."

Dan McPhee, President of Dataworld, stated, "The addition of American Access' products and manufacturing to Dataworld's products and manufacturing will not only expand our portfolio of products but should assist us in achieving manufacturing and distribution efficiencies resulting in improved operating margins. This is certainly the right time to plan for the future. This merger should not only give us immediate cost savings on our current operations but offers growth opportunities."

ABOUT AMERICAN ACCESS TECHNOLOGIES, INC. - American Access manufactures zone cabling units that mount in ceilings, raised floors and custom furniture. The Company's products support the zone cabling strategy of facility wiring for telecommunications services to reduce this cost of installation and maintenance by as much as 70% while providing versatility for voice and data infrastructures including copper and fiber optics. The Company's manufacturing subsidiary, Omega Metals, located in Keystone Heights, Florida offers precision metal fabrication and finishing.

ABOUT DATAWORLD SOLUTIONS, INC. - Dataworld Solutions is a multi-regional, value-added specialty distributor and manufacturer of electronic cable assembly used in providing connectivity solutions which includes systems integration for customers operating a wide range of data systems. This includes linking or connecting standard or proprietary electronic devices and peripheral components from different vendors to provide solutions for various customer requirements. Dataworld adds value by providing connectivity solutions, including distributed sales for passive components such as electronic connectors, electronic wire and cable, cabinets and racks and patch panels, and active components including hubs, bridges, routers, gateways and modems. Dataworld currently operates 2 assembly plants on Long Island, New York and 1 plant in San Jose, California and has more than 85 employees.

WHERE TO FIND ADDITIONAL INFORMATION

American Access Technologies and Dataworld Solutions will file a Proxy Statement/Information Statement/Prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information of the public reference rooms. In addition, when available, security holders may obtain documents filed with the SEC by American Access free of charge by requesting them in writing to American Access Technologies, Inc., 37 Skyline Drive, Suite 1101, Lake Mary, FL 32746, Attention: Secretary. When available, security holders may obtain documents filed with the SEC by Dataworld Solutions free of charge by requesting them in writing to Dataworld Solutions, Inc., 920 Conklin Street, Farmingdale, NY 11735, Attention: Secretary.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE MERGER

American Access Technologies and Dataworld Solutions, their respective Directors and Executive Officers, and certain other members of their managements and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of American Access Technologies and Dataworld Solutions in connection with the merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of American Access in connection with the merger, and their interests in the solicitations, is set forth in American Access's annual report on Form 10-KSB filed with the SEC. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of Dataworld Solutions in connection with the merger, and their interests in the solicitations, is set forth in Dataworld Solutions' Registration Statement on Form SB-2 which is on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement/Information Statement/Prospectus when it is filed with the SEC.

FORWARD LOOKING STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this document, including statements regarding the expected benefits of the merger such as efficiencies, cost savings, marketing expansion and other statements identified by words such as "expects", "should", "offers", "believes", and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition, the impact of general economic conditions, and other risk factors relating to our industries as detailed from time-to-time in each of American Access Technologies, Inc. and Dataworld Solutions, Inc. reports filed with the SEC. American Access Technologies, Inc. and Dataworld Solutions, Inc. disclaim any responsibility to update these forward-looking statements.